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                            October 14, 2021

       Ming Zhao
       Chief Financial Officer
       China Jo-Jo Drugstores Holdings, Inc.
       Hai Wai Hai Tongxin Mansion Floor 6
       Gong Shu District, Hangzhou City, Zhejiang Province
       People   s Republic of China, 310008

                                                        Re: China Jo-Jo
Drugstores Holdings, Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed September 21,
2021
                                                            File No. 333-259692

       Dear Mr. Zhao:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3

       Prospectus Cover Page, page i

   1. We note your current disclosure on the prospectus cover page. Please revise to disclose prominently on the
prospectus cover page that you are not a Chinese operating company but a Cayman Islands
holding company with operations conducted by your subsidiaries and through contractual
arrangements with a variable interest entity (VIE) based in China and that this structure
involves unique risks to investors. Explain whether the VIE
                                                        structure is used to
replicate foreign investment in Chinese-based companies where
                                                        Chinese law prohibits
direct foreign investment in the operating companies, and disclose that investors may
never directly hold equity interests in the Chinese operating company.
 Ming Zhao
FirstName
China Jo-JoLastNameMing   Zhao Inc.
            Drugstores Holdings,
Comapany
October 14,NameChina
            2021       Jo-Jo Drugstores Holdings, Inc.
October
Page 2 14, 2021 Page 2
FirstName LastName
2. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of the securities being offered or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address
         how recent statements and regulatory actions by China   s government,
such as those
         related to the use of variable interest entities and data security or anti-monopoly concerns,
         has or may impact the company   s ability to conduct its business,
accept foreign
         investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
Prospectus Summary, page 1

4. Disclose clearly that the company uses a structure that involves a VIE based in China and
         what that entails. Revise the diagram of the company   s corporate
structure on page 4 to
         clarify all of the equity ownership interests of each entity, including the interests that are not held by you in Kahamadi Bio and Linjia Medical, as well as the ownership relationship between the entities outside and inside Mainland China. Describe all contracts and arrangements through which you purport to obtain economic rights and
         exercise control that results in consolidation of the VIE   s
operations and financial results
         into your financial statements. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the
         VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
5. Revise your disclosure to include a summary of risk factors, and disclose the risks that your corporate structure and being based in or having the majority of
the company   s
         operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and
 Ming Zhao
FirstName
China Jo-JoLastNameMing   Zhao Inc.
            Drugstores Holdings,
Comapany
October 14,NameChina
            2021       Jo-Jo Drugstores Holdings, Inc.
October
Page 3 14, 2021 Page 3
FirstName LastName
         that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in
         China-based issuers, which could result in a material change in your operations and/or the value of the securities being offered. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
6. Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the
         CSRC, CAC or any other entity that is required to approve of the VIE s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
7. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer.
         Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
8. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state. In addition, revise the disclosure in the heading and body of the risk factor on page 13 accordingly.
Risk Factors, page 8

9. Revise your risk factor on page 9 to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.
 Ming Zhao
China Jo-Jo Drugstores Holdings, Inc.
October 14, 2021
Page 4
10.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities being offered. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
11. We note your current disclosure on pages 11-12. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Stacey Peikin at 202-551-6223 or Lilyanna Peyser at
202-551-
3222 with any other questions.



FirstName LastNameMing Zhao                                  Sincerely,
Comapany NameChina Jo-Jo Drugstores Holdings, Inc.
                                                             Division of
Corporation Finance
October 14, 2021 Page 4                                      Office of Trade &
Services
FirstName LastName